                                                                    EXHIBIT 99.1

EXCEL PARALUBES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED
  DECEMBER 31, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners of
Excel Paralubes


In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, partners' deficit and cash flows after the restatement described in Note 2, present fairly in all material respects, the financial position of Excel Paralubes and its subsidiaries at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Excel Paralubes' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 9 and 13 to the consolidated financial statements, Excel Paralubes has significant transactions with its partners.







January 28, 2002

EXCEL PARALUBES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                           2001            2000           1999
                                                                        (RESTATED)     (RESTATED)
                        ASSETS

Current assets:
    Cash and cash equivalents                          $     33,832    $  1,298,958   $    444,598
    Accounts receivable - related party                  62,553,801      26,825,856     54,309,277
    Inventory                                            19,054,331      10,942,673     11,405,294
    Other current assets                                    292,311         226,931        357,024
                                                       ------------    ------------   ------------
        Total current assets                             81,934,275      39,294,418     66,516,193
Property, plant and equipment, net                      353,638,312     367,110,151    394,701,423
Intangible assets, net                                   32,884,592      33,441,629     24,543,338
Other assets                                              9,594,909      10,478,837     11,364,350
                                                       ------------    ------------   ------------

        Total assets                                   $478,052,088    $450,325,035   $497,125,304
                                                       ------------    ------------   ------------

          LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
    Accounts payable and accrued liabilities           $  5,246,822    $  6,523,466   $  2,451,425
    Accounts payable - related party                     19,346,271       9,267,782      5,206,701
    Current portion of long-term debt                    13,348,800       3,657,600              -
    Short-term notes payable                            111,000,000      77,088,000     84,501,000
    Interest payable                                      5,902,399       5,945,833      5,945,833
                                                       ------------    ------------   ------------
        Total current liabilities                       154,844,292     102,482,681     98,104,959
Long-term debt                                          472,993,600     486,342,400    490,000,000
Other long-term liabilities                              16,227,583      11,861,951     33,888,637
Partners' deficit                                      (166,013,387)   (150,361,997)  (124,868,292)
                                                       ------------    ------------   ------------

        Total liabilities and partners' deficit        $478,052,088    $450,325,035   $497,125,304
                                                       ------------    ------------   ------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                       2001            2000            1999
                                                                    (RESTATED)      (RESTATED)
Revenues:
    Net sales - related party                      $445,605,091    $432,153,569    $304,561,510
    Processing fees - related party                  10,440,453      10,440,453       9,675,680
                                                   ------------    ------------    ------------
        Total revenues                              456,045,544     442,594,022     314,237,190
                                                   ------------    ------------    ------------
Costs and expenses:
    Cost of goods sold - related party              268,976,643     302,367,338     196,893,691
    Operating expense                                56,950,386      46,383,759      46,798,951
    General and administrative expense                1,237,234       1,222,152       1,098,486
    Depreciation and amortization                    16,432,739      16,848,576      17,661,409
    Loss on disposition of asset                                      2,435,591
    Interest expense                                 40,073,725      40,768,853      38,888,051
    Taxes other than income                             226,207         161,458         124,320
                                                   ------------    ------------    ------------
        Total costs and expenses                    383,896,934     410,187,727     301,464,908
                                                   ------------    ------------    ------------

Net income                                         $ 72,148,610    $ 32,406,295    $ 12,772,282
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
--------------------------------------------------------------------------------

                                                                    ATLAS
                                                     CONOCO,      PROCESSING
                                                      INC.           CO.           TOTAL
Balance, December 31, 1998                       $(51,820,287)  $(51,820,287)  $(103,640,574)

Distributions                                     (17,000,000)   (17,000,000)    (34,000,000)
Net income for the year
  ended December 31, 1999 (restated)                6,386,141      6,386,141      12,772,282
                                                 ------------   ------------   -------------

Balance, December 31, 1999                        (62,434,146)   (62,434,146)   (124,868,292)

Distributions                                     (28,950,000)   (28,950,000)    (57,900,000)
Net income for the year
  ended December 31, 2000 (restated)               16,203,148     16,203,147      32,406,295
                                                 ------------   ------------   -------------

Balance, December 31, 2000                        (75,180,998)   (75,180,999)   (150,361,997)

Distributions                                     (43,900,000)   (43,900,000)    (87,800,000)
Net income for the year
  ended December 31, 2001                          36,074,305     36,074,305      72,148,610
                                                 ------------   ------------   -------------

Balance, December 31, 2001                       $(83,006,693)  $(83,006,694)  $(166,013,387)
                                                 ============   ============   =============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                               2001           2000           1999
                                                                           (RESTATED)     (RESTATED)
Cash flows from operating activities:-
    Net income                                             $ 72,148,610   $ 32,406,295   $ 12,772,282
    Adjustments to reconcile net income
      to net cash provided by
      operating activities:
      Depreciation and amortization                          16,432,739     16,848,576     17,661,409
      Loss on asset retirements                                              2,435,591
      (Increase) decrease in accounts
        receivable - related party                          (35,727,945)    27,483,421    (14,605,091)
      (Increase) decrease in inventory                       (8,111,658)       462,621        770,963
      (Increase) decrease in other current assets               (65,380)       130,093       (272,358)
      (Decrease) increase in accounts
        payable and accrued liabilities                      (1,320,078)     4,072,041         12,043
      Increase in accounts payable - related party           10,078,489      4,061,081      1,879,904
      Decrease in other long-term assets                        883,928        885,513
      Increase (decrease) in long-term
        liabilities                                           4,365,632     (9,818,624)     5,123,612
                                                           ------------   ------------   ------------
        Net cash provided by operating
          activities                                         58,684,337     78,966,608     23,342,764
                                                           ------------   ------------   ------------
Cash flows from investing activities:
    Additions to property, plant
      and equipment                                          (1,578,389)    (3,540,744)    (3,746,435)
    Additions to intangible assets                             (825,474)   (10,280,801)    (1,040,666)
    Proceeds from sale of assets                                             1,022,297
                                                           ------------   ------------   ------------
        Net cash used in investing activities                (2,403,863)   (12,799,248)    (4,787,101)
                                                           ------------   ------------   ------------
Cash flows from financing activities:
    Cash distributions to partners                          (87,800,000)   (57,900,000)   (34,000,000)
    Repayment of long-term debt                              (3,657,600)
    Net proceeds (payment) from issuance/
      retirement of commercial paper                         33,912,000     (7,413,000)    15,301,000
                                                           ------------   ------------   ------------
        Net cash used in financing activities               (57,545,600)   (65,313,000)   (18,699,000)
                                                           ------------   ------------   ------------
Net increase (decrease) in cash                              (1,265,126)       854,360       (143,337)
Cash balance at beginning of year                             1,298,958        444,598        587,935
                                                           ------------   ------------   ------------

Cash balance at end of year                                $     33,832   $  1,298,958   $    444,598
                                                           ============   ============   ============

Supplementary cash flow information:
    Cash paid for interest                                 $ 39,611,996   $ 40,132,046   $ 39,160,407



              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

1.       ORGANIZATION

         Excel Paralubes (Excel or the Joint Venture), a general partnership, was formed pursuant to the laws of the state of Texas on August 2, 1994 and was created for the purpose of constructing and operating a lube oil hydrocracker facility. Excel is a partnership which is equally owned by Conoco Inc. (Conoco) and Atlas Processing Company (Atlas Processing), a 100%-owned subsidiary of Pennzoil-Quaker State Company (Pennzoil). Excel Paralubes Funding Corporation (Excel Funding), a Delaware corporation, was formed to execute and administer the financing arrangements of the Joint Venture and is a wholly-owned subsidiary of Excel.

         As more fully described in Notes 9 and 13, Excel and its partners have entered into several long-term purchase and supply contracts, administrative and processing agreements and partner guarantees.

2.       RESTATEMENT

         The Joint Venture and Conoco jointly own a Saturate Gas Plant (the Plant) out of which co-products produced are allocated to the Joint Venture and to Conoco. All of the Joint Venture's co-products produced from the Plant are sold to Conoco. Under the Co-Products Sale and Purchase Agreement, the volume of co-products produced is to be allocated based on the feed stream flow rates and compositions. During 2001, the Joint Venture determined that the calculation of units owned had been in error since the commencement of operations, as it had not given appropriate weighting in the allocation between feed stream flow rates and compositions relative to the flow streams processed for each partner. Under the agreement, no adjustment is allowed for errors occurring more than two years prior to the current period. As a result, revenues and net income for the years ended December 31, 2000 and 1999 were previously overstated by $5.4 million and $1.8 million, respectively. These consolidated financial statements have been adjusted to give appropriate treatment to these amounts in their respective periods.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES
         The accompanying consolidated financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         RECLASSIFICATIONS
         Certain amounts in prior periods have been reclassified to conform to the current year's presentation.

         BASIS OF CONSOLIDATION
         The consolidated financial statements include the accounts of Excel and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS
         Cash consists of cash on deposit at financial institutions and cash equivalents in the form of time deposits with original maturities of three months or less.

         INVENTORIES
         Inventories consist principally of feedstocks. All inventories are valued at the lower of cost or market, cost being determined by the last-in, first-out (LIFO) method.

         PROPERTY, PLANT AND EQUIPMENT
         Property, plant and equipment is carried at cost and consists primarily of refining equipment in service at year end. Property, plant and equipment is being depreciated on a straight-line basis principally over 28 years, the estimated life of the assets. When fixed assets are sold or retired, cost and accumulated depreciation are eliminated from the accounts, and gains or losses are recorded in income.

         Long-lived assets are reviewed periodically for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized in the accompanying consolidated statement of operations for the difference. Fair value is generally determined from estimated, discounted, future net cash flows.

         CATALYST RECLAMATION AND TURNAROUND COSTS
         Catalyst reclamation and turnaround costs are accrued as long-term liabilities over the period between reclamations and turnarounds based on estimates of the scope and the future costs for these activities.

         Effective January 1, 2002, the Joint Venture changed its method of accounting for costs of planned, major maintenance activities. Excel, as of that date, will charge these costs to expense as incurred. Excel's management believes this accounting reflects an improved matching of costs to revenues for its refining activities. On January 1, 2002, Excel reversed its turnaround accrual amount of $16,227,582 to income pursuant to the change in accounting.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         INTANGIBLE ASSETS
         Intangible assets consist of license fees and dock usage rights. License fees are amortized on a straight-line basis over the 20 year life of the license agreement. Dock usage rights are amortized on a straight-line basis over the 23 year remaining life of the Joint Venture. Intangible assets are reassessed periodically to determine whether any potential impairment exists.

         REVENUE RECOGNITION
         Revenues from the sale of base oil and co-products produced are recognized when title passes upon delivery, and are presented net of partner rebates.

         RESEARCH AND DEVELOPMENT EXPENDITURES
         Research and development expenditures are recorded in operating expenses and primarily represent pilot plant costs surrounding the operating activities of the hydrocracker facility. For the years ended December 31, 2001, 2000 and 1999, Excel expensed $832,891, $171,003 and
         $1,371,836, respectively, for research and development expenditures.

         INCOME TAXES
         Excel is treated as a tax partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes since Excel's results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective tax liabilities. No income taxes have been recorded for Excel's wholly-owned subsidiary as it has had no taxable income.

         ENVIRONMENTAL LIABILITIES AND EXPENDITURES
         Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

         CONCENTRATION OF RISK
         All of Excel's trade receivables are from Conoco and Atlas Processing. Although collection of these receivables could be influenced by economic factors affecting the petroleum industry, the risk of significant loss is considered remote.

         ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES
         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 137 and 138 was effective for fiscal years beginning after June 15, 2001.

         SFAS 133 requires all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         Derivatives that are not hedges must be adjusted to fair value through current earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative, to the extent effective, will either be offset against the change in fair value of the hedged assets, liabilities, or future commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings.

         The Joint Venture does not utilize derivative financial instruments for hedging or any other purposes. Upon adopting SFAS 133 the Joint Venture evaluated its contracts and agreements in 2000 for embedded derivatives and determined that no transition adjustment was required. Additionally, Excel continues to review any new agreements or significant modifications to current agreements for embedded derivatives and as of December 31, 2001, none were identified.

         NEW ACCOUNTING PRONOUNCEMENTS
         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition and is effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (i) goodwill and intangible assets with indefinite lives will no longer be amortized; (ii) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (iii) the amortization period for intangible assets with finite lives will no longer be limited to forty years. On January 1, 2002 the adoption of SFAS 142 had no effect on our consolidated financial statements and we will account for all intangible assets in accordance with the provisions of SFAS 142.

         In June 2001, the FASB issued SFAS No. 143 "Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible, long-lived assets, including (i) the timing of the liability recognition, (ii) initial measurement of the liability, (iii) allocation of an asset's retirement cost to expense, (iv) subsequent measurement of the liability and (v) financial statement disclosures. SFAS 143 requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset, recorded as a liability and subsequently allocated to expense using a systematic and rational method. We will adopt the statement effective January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, we cannot

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         reasonably estimate the effect of the adoption of this statement on our financial position, results of operations, or cash flows.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144) which superseded SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. The adoption of SFAS 144, effective January 1, 2002, had no effect on our consolidated financial statements and the guidance contained in the statement will be applied on a prospective basis.

4.       INVENTORIES

         At December 31, 2001, 2000 and 1999, inventory consisted of the following:

                                                  2001          2000          1999
VGO                                            $ 9,284,905   $ 8,137,148   $ 7,312,809
Lube stock                                       6,579,695     2,558,824     1,325,773
Other                                              373,902     1,488,313     1,390,706
LIFO reserve                                     2,815,829    (1,241,612)    1,376,006
                                               ------------  ------------  ------------

                                               $19,054,331   $10,942,673   $11,405,294
                                               ============  ============  ============

         The estimated excess of current cost over carrying value of inventories valued under the LIFO method was $0, $1,241,612, and $0 at December 31, 2001, 2000, and 1999, respectively.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


         During 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2000 purchases, the effect of which decreased cost of goods sold and increased net income by $169,513.

5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 2001, 2000 and 1999 is summarized below:

                                                 2001           2000           1999
Plant and equipment                          $416,773,030   $416,025,560   $416,665,463
Buildings                                       6,985,132      6,951,849      6,673,213
Improvements                                    3,139,194      3,108,420     17,241,508
Office furniture and equipment                    795,321        782,849      1,710,774
Construction in progress                        3,488,054      2,733,662      1,421,354
                                             -------------  -------------  -------------
                                              431,180,731    429,602,340    443,712,312
Less - accumulated depreciation                77,542,419     62,492,189     49,010,889
                                             -------------  -------------  -------------

                                             $353,638,312   $367,110,151   $394,701,423
                                             =============  =============  =============

         Depreciation expense was $15,050,229, $15,466,066 and $15,014,760 for the years ended December 31, 2001, 2000 and 1999, respectively.

         In conjunction with Excel's scheduled turnaround activities in 2000, the Joint Venture reevaluated the economics associated with owning the catalyst used in its manufacturing process and decided instead to lease the replacement catalyst (Note 10). As a result, the catalyst that had been purchased and capitalized in conjunction with the originally planned construction was retired resulting in a charge of $14.6 million to earnings. Additionally, an accrual for $12.2 million for the reclamation of the original catalyst was reversed to earnings as a result of the decision to lease. The net loss of $2.4 million is presented on the accompanying consolidated statement of operations.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

6.       INTANGIBLE ASSETS

         Intangible assets at December 31, 2001, 2000 and 1999 are summarized below:

                                                2001         2000          1999
Dock usage rights                           $12,146,941   $11,321,467   $ 1,040,666
License fees                                 27,650,202    27,650,202    27,650,202
Less - accumulated amortization               6,912,551     5,530,040     4,147,530
                                            ------------  ------------  ------------

                                            $32,884,592   $33,441,629   $24,543,338
                                            ============  ============  ============

         Amortization expense associated with license fees and dock usage rights was $1,382,510, in 2001, 2000 and 1999.

7.       INCOME TAXES

         As of December 31, 2001, 2000 and 1999, the tax bases of the Joint Venture's assets were greater (less) than the financial statement carrying values as summarized below:

                                                    2001            2000           1999
Inventory                                      $     332,432   $     265,267   $    408,015
Property, plant and equipment, net              (192,006,116)   (170,371,915)   (87,486,581)
Intangible assets, net                            11,855,304       9,153,515      1,085,437
                                               --------------  --------------  -------------

                                               $(179,818,380)  $(160,953,133)  $(85,993,129)
                                               ==============  ==============  =============

8.       DEBT

         On November 5, 1996, Excel Funding issued $240 million of 7.125% senior bonds. Interest payable on these bonds is due semiannually on May 1 and November 1 each year. Semiannual principal payments are due in 2002 through 2011. Principal payments are due on May 1 and November 1 and are therefore classified as current debt in the balance sheet.

         On November 6, 1995, Excel Funding issued $250 million of 7.43% senior bonds. Interest payable on these bonds is due semiannually on May 1 and November 1 each year. The first principal payment of $19,375,000 is due on May 1, 2011.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         Maturities of Excel's senior bonds are as follows:

    YEAR ENDED
   DECEMBER 31,
    2002                                       $  13,348,800
    2003                                          15,691,200
    2004                                          20,073,600
    2005                                          21,734,400
    2006                                          27,216,000
    Thereafter                                   388,278,400
                                               --------------

                                               $ 486,342,400
                                               ==============

         Recourse under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants limit the ability of Excel to incur additional debt, make distributions to the partners, make investments or create liens. The most restrictive of these covenants is the Joint Venture's requirement to maintain a debt service coverage ratio in excess of 1.8 to 1 in any year when the Joint Venture incurs additional senior indebtedness. As of December 31, 2001, Excel had not incurred any additional senior debt obligations.

         Excel has a variable rate $145 million line of credit with a syndicate of banks which expires in May 2002. At December 31, 2001, 2000 and 1999, the line of credit remained unused. This credit facility is intended for support of commercial notes. Through the credit facility, the commercial notes can be converted to a term loan with the related bank syndicate at the Joint Venture's discretion for a period not to exceed one year. The weighted-average interest rate on the $111.0 million, $77.1 million and $84.5 million of commercial paper outstanding at December 31, 2001, 2000 and 1999, was 2.5%, 7.6% and 6.5%, respectively.

         Interest costs incurred in 2001, 2000 and 1999, including amortization of debt issuance costs, totaled $40,073,725, $40,768,853 and $38,888,051, respectively. Interest costs incurred during the period required to bring assets to the condition and location for their intended use are capitalized as part of acquisition costs. In 2001, 2000 and 1999, there were no interest costs capitalized.

9.       RELATED PARTY TRANSACTIONS

         Conoco has been designated as the operator of the partnership and, in that capacity, provides substantially all technical and administrative assistance and services in connection with Excel's operations. Charges for these services were approximately

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         $10,275,000, $10,140,000 and $9,700,000 during 2001, 2000 and 1999, respectively, and are included in administrative expenses and operating costs. Included in such charges are the costs of the operators' salaries and wages, which include related benefits such as pensions and other postretirement benefits, allocable to Excel. Excel has no employees.

         Excel and Conoco have joint ownership of certain processing units constructed at or adjacent to Conoco's Lake Charles Refinery. Variable costs associated with certain of these units are allocated on the basis of usage. Fixed costs are allocated based on the ownership percentage of the applicable units.

         As operator, Conoco is responsible for processing and paying Excel's invoices. Disbursements made by the partner on Excel's behalf are reimbursed semimonthly by Excel. At December 31, 2001 Excel owed Conoco a net amount of $8,651,538. At December 31, 2000 Excel owed Conoco a net amount of $1,611,897. At December 31, 1999 Conoco owed Excel $1,056,692.

         Excel has entered into a long-term sale and purchase agreement whereby Conoco and Atlas Processing have agreed to purchase from Excel all base oil production (within certain specifications) and at least the amount taken by the other party, up to a maximum of 50% each of Excel's expected output, at a market-based price (less an annual rebate which is subordinate in right of payment to the senior debt of Excel). If either Conoco or Atlas Processing fails to purchase its required amount of Excel's output, that party is obligated to pay to Excel the amount that Excel would have earned had the party made such purchases. Base oil sales made to the partners, net of rebates, were $325,988,901, $299,631,266 and $213,887,942 for 2001, 2000 and 1999, respectively.

         Excel and Conoco have entered into a long-term sale and purchase agreement which requires Conoco to purchase all co-products (within certain specifications) produced by Excel, with the exception of sulfur, at market-based prices as specified in the agreement. Co-product sales made to Conoco were $119,616,190, $132,522,303 (restated) and $90,673,568 (restated) during 2001, 2000 and 1999.

         Excel and Conoco have entered into a long-term feedstock sale and purchase agreement whereby Excel agrees to purchase from Conoco all of the required volume of vacuum gas oil (VGO) and hydrogen needed by the hydrocracker facility. These feedstocks must meet certain quality specifications and are purchased at a market-based price as specified in the agreement. Feedstocks purchased by Excel under the agreement were $261,685,781, $294,000,163 and $196,122,727 during 2001, 2000 and
         1999, respectively. At certain times, the Joint Venture may purchase additional

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         feedstock from third parties when Conoco's volumes do not meet periodic requirements for the hydrocracker facility.

         Excel and Conoco have entered into long-term processing agreements which require Conoco to pay processing fees for the use of the vacuum unit and hydrogen supply facilities. The fee for the vacuum unit is equal to $1.50 for each barrel of VGO produced from the unit, not to exceed $6,740,000 in any one year. Fees for the hydrogen supply facilities are $23,000 per day for each day the facilities are utilized, not to exceed $4,202,000 in any one year. Processing fees received for these facilities were $10,440,453, $10,440,453 and $9,675,680 during 2001, 2000 and 1999, respectively.

         In accordance with a long-term agreement between Excel and Conoco, Excel pays Conoco a fixed monthly fee of $73,875 for use of Conoco's wastewater facility. This fee will continue through December 31, 2024 and amounted to $886,500 in 2001, 2000 and 1999, respectively. The fee is included in the accompanying consolidated statement of operations.

         Excel has entered into an agreement with Conoco to share the costs of an improvement project performed by Conoco on a dock located in Lake Charles, Louisiana. Excel utilizes this dock for the delivery of its base oil finished product. Pursuant to the agreement, Excel paid 83% of the costs of the improvement project and capitalizes these costs as an intangible asset. As of December 31, 2001, 2000 and 1999, Excel had capitalized $12.1 million, $11.3 million and $1.0 million, respectively, related to this project.

10.      OPERATING LEASES

         In February 2001, Excel entered into an operating lease agreement with ExxonMobil Corporation (ExxonMobil) to lease a performance catalyst. The operating lease requires a minimum two year commitment with annual options for renewal thereafter. The Joint Venture expects to extend the lease to four years to coincide with expected turnaround activities. The catalyst must be returned to ExxonMobil at the end of the lease term.

         Excel leases the project site land from Conoco. The lease expires on December 31, 2024; at which time, the lease will automatically be extended for successive renewal terms of five years each unless either the lessee or lessor elects to terminate the lease.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         The following details the future lease payments required of Excel for the five succeeding years and thereafter:

         2002                                    $ 7,571,834
         2003                                      5,926,883
         2004                                      5,186,655
         2005                                      2,903,219
         2006                                      2,462,981
         Thereafter                               44,333,661
                                                 ------------

                                                 $68,385,233
                                                 ============

         Rental expense under operating leases was $6,461,492 and $2,796,190 and $2,481,600 for 2001, 2000 and 1999.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         At December 31, 2001, 2000 and 1999, Excel had outstanding long-term debt with a carrying value of $486 million. Based on borrowing rates available at the respective balance sheet dates, the fair value of this debt was approximately $508 million, $443 million and $450 million as of December 31, 2001, 2000 and 1999, respectively. The reported amounts of financial instruments such as cash equivalents, accounts receivable and short-term notes payable approximate fair value because of their short maturities.

12.      COMMITMENTS AND CONTINGENCIES

         Excel does not maintain general liability (including sudden and accidental pollution) insurance coverage. In the event of a major disruption of Excel's operations, the Partners will evaluate at that time whether to refurbish Excel's operations to normal levels.

         On July 31, 1995, a Petition for Class Action was filed in the 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, against Conoco and a contractor that excavated soil from the project site, by persons upon whose property such soil was placed, alleging that the soil contained harmful and dangerous materials, including asbestos and/or lead. The plaintiffs seek unspecified damages, including punitive or exemplary, compensatory and clean-up damages and attorneys' fees. Conoco intends to vigorously defend the litigation. Conoco has voluntarily removed and replaced contaminated soils from affected properties. Based on the agreements that Excel has with Conoco, Excel is potentially obligated to Conoco for approximately 83% of any amounts paid by Conoco in connection with this litigation and related remediation. As such, Excel agreed to reimburse Conoco for a portion of the costs. Excel's portion was $174,600, $73,920 and $70,456 in 2001, 2000 and 1999, respectively. Excel

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

         believes that the possibility of a material amount of the litigation or future remediation expenses, may result from this case, and could have a material, adverse effect on Excel's financial condition or results of operations; however, an estimated amount is not currently determinable.

13.      GUARANTEES

         Conoco and Atlas Processing have entered into a Partner Loan Agreement with Excel and the First National Bank of Chicago, as agent on behalf of holders of certain debt of Excel, pursuant to which Conoco and Atlas Processing agreed to provide liquidity support to Excel up to an aggregate amount of $60 million outstanding at any time during the existence of a liquidity cash flow deficit.

         Pennzoil has guaranteed all of Atlas Processing's obligations and E. I. duPont de Nemours and Company (DuPont) has guaranteed all of Conoco's obligations under all Excel offtake and operating agreements as described in Note 9.

         In August 2000, DuPont completed the final step in its planned divestiture of its ownership interest in Conoco. As a result of DuPont's previous ownership interest in Conoco, the DuPont guarantee of Conoco's obligations to Excel may be terminated if (i) the ratings of the Excel senior bonds, after giving effect to the guaranteed termination, are affirmed to be at least the lower of (a) A3 and A- or
         (b) the ratings in effect just prior to the termination of the guarantee; (ii) all of Excel's senior bonds are paid in full or (iii) 66-2/3% of the senior debt holders agree to a change in the terms of the guarantee. As of December 31, 2001, the DuPont guarantee of Conoco's obligations to Excel as described in Note 9 remained in place.

                                  Balance Sheet

                                                           2001            2000           1999
                                                                        (RESTATED)     (RESTATED)
                        ASSETS

Current assets:
    Cash and cash equivalents                          $     33,832    $  1,298,958   $    444,598
    Accounts receivable - related party                  62,553,801      26,825,856     54,309,277
    Inventory                                            19,054,331      10,942,673     11,405,294
    Other current assets                                    292,311         226,931        357,024
                                                       -------------   -------------  -------------
        Total current assets                             81,934,275      39,294,418     66,516,193
Property, plant and equipment, net                      353,638,312     367,110,151    394,701,423
Intangible assets, net                                   32,884,592      33,441,629     24,543,338
Other assets                                              9,594,909      10,478,837     11,364,350
                                                       -------------   -------------  -------------

        Total assets                                   $478,052,088    $450,325,035   $497,125,304
                                                       =============   =============  =============

          LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
    Accounts payable and accrued liabilities           $  5,246,822    $  6,523,466   $  2,451,425
    Accounts payable - related party                     19,346,271       9,267,782      5,206,701
    Current portion of long-term debt                    13,348,800       3,657,600              -
    Short-term notes payable                            111,000,000      77,088,000     84,501,000
    Interest payable                                      5,902,399       5,945,833      5,945,833
                                                       -------------   -------------  -------------
        Total current liabilities                       154,844,292     102,482,681     98,104,959
Long-term debt                                          472,993,600     486,342,400    490,000,000
Other long-term liabilities                              16,227,583      11,861,951     33,888,637
Partners' deficit                                      (166,013,387)   (150,361,997)  (124,868,292)
                                                       -------------   -------------  -------------

        Total liabilities and partners' deficit        $478,052,088    $450,325,035   $497,125,304
                                                       =============   =============  =============

                                   Operations

                                                       2001            2000          1999
                                                                    (RESTATED)     (RESTATED)
Revenues:
    Net sales - related party                      $445,605,091    $432,153,569   $304,561,510
    Processing fees - related party                  10,440,453      10,440,453      9,675,680
                                                   -------------   -------------  -------------
        Total revenues                              456,045,544     442,594,022    314,237,190
                                                   -------------   -------------  -------------
Costs and expenses:
    Cost of goods sold - related party              268,976,643     302,367,338    196,893,691
    Operating expense                                56,950,386      46,383,759     46,798,951
    General and administrative expense                1,237,234       1,222,152      1,098,486
    Depreciation and amortization                    16,432,739      16,848,576     17,661,409
    Loss on disposition of asset                                      2,435,591
    Interest expense                                 40,073,725      40,768,853     38,888,051
    Taxes other than income                             226,207         161,458        124,320
                                                   -------------   -------------  -------------
        Total costs and expenses                    383,896,934     410,187,727    301,464,908
                                                   -------------   -------------  -------------

Net income                                         $ 72,148,610    $ 32,406,295   $ 12,772,282
                                                   =============   =============  =============

                                Partners Deficit

                                                                   ATLAS
                                                    CONOCO,      PROCESSING
                                                      INC.           CO.           TOTAL
Balance, December 31, 1998                       $(51,820,287)  $(51,820,287)  $(103,640,574)

Distributions                                     (17,000,000)   (17,000,000)    (34,000,000)
Net income for the year
  ended December 31, 1999 (restated)                6,386,141      6,386,141      12,772,282
                                                 -------------  -------------  --------------

Balance, December 31, 1999                        (62,434,146)   (62,434,146)   (124,868,292)

Distributions                                     (28,950,000)   (28,950,000)    (57,900,000)
Net income for the year
  ended December 31, 2000 (restated)               16,203,148     16,203,147      32,406,295
                                                 -------------  -------------  --------------

Balance, December 31, 2000                        (75,180,998)   (75,180,999)   (150,361,997)

Distributions                                     (43,900,000)   (43,900,000)    (87,800,000)
Net income for the year
  ended December 31, 2001                          36,074,305     36,074,305      72,148,610
                                                 -------------  -------------  --------------

Balance, December 31, 2001                       $(83,006,693)  $(83,006,694)  $(166,013,387)
                                                 =============  =============  ==============

                                   Cash Flows

                                                                2001          2000          1999
                                                                           (RESTATED)    (RESTATED)
Cash flows from operating activities:-
    Net income                                             $72,148,610   $32,406,295   $12,772,282
    Adjustments to reconcile net income
      to net cash provided by
      operating activities:
      Depreciation and amortization                         16,432,739    16,848,576    17,661,409
      Loss on asset retirements                                            2,435,591
      (Increase) decrease in accounts
        receivable - related party                         (35,727,945)   27,483,421   (14,605,091)
      (Increase) decrease in inventory                      (8,111,658)      462,621       770,963
      (Increase) decrease in other current assets              (65,380)      130,093      (272,358)
      (Decrease) increase in accounts
        payable and accrued liabilities                     (1,320,078)    4,072,041        12,043
      Increase in accounts payable - related party          10,078,489     4,061,081     1,879,904
      Decrease in other long-term assets                       883,928       885,513
      Increase (decrease) in long-term
        liabilities                                          4,365,632    (9,818,624)    5,123,612
                                                           ------------  ------------  ------------
        Net cash provided by operating
          activities                                        58,684,337    78,966,608    23,342,764
                                                           ------------  ------------  ------------
Cash flows from investing activities:
    Additions to property, plant
      and equipment                                         (1,578,389)   (3,540,744)   (3,746,435)
    Additions to intangible assets                            (825,474)  (10,280,801)   (1,040,666)
    Proceeds from sale of assets                                           1,022,297
                                                           ------------  ------------  ------------
        Net cash used in investing activities               (2,403,863)  (12,799,248)   (4,787,101)
                                                           ------------  ------------  ------------
Cash flows from financing activities:
    Cash distributions to partners                         (87,800,000)  (57,900,000)  (34,000,000)
    Repayment of long-term debt                             (3,657,600)
    Net proceeds (payment) from issuance/
      retirement of commercial paper                        33,912,000    (7,413,000)   15,301,000
                                                           ------------  ------------  ------------
        Net cash used in financing activities              (57,545,600)  (65,313,000)  (18,699,000)
                                                           ------------  ------------  ------------
Net increase (decrease) in cash                             (1,265,126)      854,360      (143,337)
Cash balance at beginning of year                            1,298,958       444,598       587,935
                                                           ------------  ------------  ------------

Cash balance at end of year                                $    33,832   $ 1,298,958   $   444,598
                                                           ============  ============  ============

Supplementary cash flow information:
    Cash paid for interest                                 $39,611,996   $40,132,046   $39,160,407

                                   Inventories

                                                   2001         2000          1999
VGO                                            $ 9,284,905   $ 8,137,148   $ 7,312,809
Lube stock                                       6,579,695     2,558,824     1,325,773
Other                                              373,902     1,488,313     1,390,706
LIFO reserve                                     2,815,829    (1,241,612)    1,376,006
                                               ------------  ------------  ------------

                                               $19,054,331   $10,942,673   $11,405,294
                                               ============  ============  ============

                                      PP&E

                                                2001           2000            1999
Plant and equipment                         $416,773,030   $416,025,560   $416,665,463
Buildings                                      6,985,132      6,951,849      6,673,213
Improvements                                   3,139,194      3,108,420     17,241,508
Office furniture and equipment                   795,321        782,849      1,710,774
Construction in progress                       3,488,054      2,733,662      1,421,354
                                            -------------  -------------  -------------
                                             431,180,731    429,602,340    443,712,312
Less - accumulated depreciation               77,542,419     62,492,189     49,010,889
                                            -------------  -------------  -------------

                                            $353,638,312   $367,110,151   $394,701,423
                                            =============  =============  =============

                           Intang Assets & Def Charges

                                                2001         2000          1999
Dock usage rights                           $12,146,941   $11,321,467   $ 1,040,666
License fees                                 27,650,202    27,650,202    27,650,202
Less - accumulated amortization               6,912,551     5,530,040     4,147,530
                                            ------------  ------------  ------------

                                            $32,884,592   $33,441,629   $24,543,338
                                            ------------  ------------  ------------

                                  Income Taxes

                                                   2001            2000            1999
Inventory                                      $     332,432   $     265,267   $    408,015
Property, plant and equipment, net              (192,006,116)   (170,371,915)   (87,486,581)
Intangible assets, net                            11,855,304       9,153,515      1,085,437
                                               --------------  --------------  -------------

                                               $(179,818,380)  $(160,953,133)  $(85,993,129)
                                               ==============  ==============  =============

                                  Senior Bonds

    YEAR ENDED
   DECEMBER 31,

    2002                                       $  13,348,800
    2003                                          15,691,200
    2004                                          20,073,600
    2005                                          21,734,400
    2006                                          27,216,000
    Thereafter                                   388,278,400
                                               --------------

                                               $ 486,342,400
                                               =============

                              Future Lease Payments


2002                                      $  7,571,834
2003                                         5,926,883
2004                                         5,186,655
2005                                         2,903,219
2006                                         2,462,981
Thereafter                                  44,333,661
                                          -------------

                                          $ 68,385,233
                                          =============